EM SECURITIES LLC

FINANCIAL STATEMENT

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the year ended September 30, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67997

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2018 (MM/DD/YY) AND ENDING 9/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EM Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Ave, 20th Floor
(No. and Street)

New York	**NY**	**10174**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem **212-897-1686**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

200 JEFFERSON PARK, SUITE 400	**Whippany**	**NJ**	**07981-1070**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***







AFFIRMATION

I, Robert Stanley, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to EM Securities LLC for the year ended September 30, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

Notary Public

CARLY ROSENBERG
Notary Public, State of New York
Registration #02RO6290086
Qualified In New York County
Commission Expires Oct. 7, 20 21

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Members' Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Oath or Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.

[ ]   Rule 15c3-3 Exemption Report

**   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member,
EM Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition EM Securities LLC (the "Company"), as of September 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

November 27, 2019

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

EM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

ASSETS

Cash $ 3,677,038

MEMBER'S EQUITY $ 3,677,038

.

The accompanying notes are an integral part of this financial statement.

NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS

EM Securities LLC (the "Company") provides broker dealer services including financial advisory services, underwriting and selling group participant, placement agent and similar services, and investing in securities. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Evolution Media Capital LLC ("EMC").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The Company follows Financial Accounting Standards Board ("FASB") guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. The Company's Level 3 investments have been valued using unadjusted inputs that have not been internally developed by the Company, including third-party transactions and quotations. As a result, there were no unobservable inputs that have been internally developed by the Company in determining the fair values of its investments as of September 30, 2019.

As a matter of policy, valuations determined by Management are required to be supported by market data, third-party pricing sources, industry accepted pricing models, counterparty prices or other methods Management deems to be appropriate, including the use of internal proprietary pricing models. Recent transactions often are the best indicators of fair value. The Company does not regularly hold level 3 assets and typically distributes them to its Parent as an in-kind distribution after it receives them as compensation.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities owned

The following is a reconciliation of Level 3 financial instruments for the year ended September 30, 2019:

	Balance September 30, 2018	Distributions	Net change in unrealized appreciation/ (depreciation)	Balance September 30, 2019
Assets				
Equity Securities	$ 750,000	(750,000)	$ -	$ -
Total assets	$ 750,000	$ (750,000)	$ -	$ -

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a periodic basis to determine if any receivable will potentially be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off. As of September 30, 2019, the accounts receivable were written off.

Income Taxes

The Company is a limited liability company, treated as a disregarded entity for federal, state and most city income tax purposes; it is subject to minor city income taxes but these are assumed by the Company's parent. The Company therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Uncertain Tax Positions

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities.

EM SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

SEPTEMBER 30, 2019

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain Tax Positions (continued)

However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulation and interpretations thereof.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded as of September 30, 2019.

Concentrations

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

For the year ended September 30, 2019, approximately 83% of the Company's revenues are from 2 clients.

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company has an agreement with EMC, under which expenses of the Company are borne by EMC. For the year ended September 30, 2019, operating expenses of the Company amounting to approximately $2,936,000 met the conditions as defined in the agreement and were borne by EMC.

NOTE 4.   NET CAPITAL REQUIREMENTS

As a broker dealer the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain minimum net capital as defined of not less than the greater of $100,000 or 6-2/3% of the Company's total aggregate indebtedness. The basic concept of the net capital rule is liquidity; its objective being to require a broker dealer to have at all times sufficient liquid assets to meet its current liabilities. As of September 30, 2019, the Company had net capital of $3,677,038, which exceeded the minimum requirement of $100,000 by $3,577,038.

NOTE 5.   RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.